Exhibit 99.2

September 16, 2013

To PCA Employees,

Today, we announced that PCA has entered into an agreement to purchase Boise, Inc. for $ 1.995 billion. We expect to complete the purchase in the fourth quarter once all regulatory approvals and other customary requirements are met. Until we close, we will continue to operate as separate companies.

For the last 12 months ended June 30, 2013, the combined companies generated $5.5 billion of sales, with 75% of the sales coming from PCA’s and Boise’s combined packaging business, and the remainder from Boise’s paper business.

With the acquisition, PCA’s containerboard capacity will increase from 2.6 million tons to 3.7 million tons including the announced expansion of paper machine number 2 at Boise’s DeRidder, Louisiana mill. PCA’s corrugated products volume will increase by about 30%, with the addition of 26 converting plants, and PCA will have an expanded presence with box plants in the Pacific Northwest, and the addition of the Hexacomb and Tharco businesses.

The paper business has three mills as well as a broad sales and distribution network.

Boise has a number of initiatives underway to improve the business, and we look forward to working together on these initiatives and other opportunities.

The acquisition of Boise begins a new chapter for PCA to grow and apply our operating and sales expertise across a much larger system with significant growth potential. We look forward to working with the 5,200 employees of Boise as we integrate our business after the closing. I am confident that, with this acquisition, PCA will continue to deliver industry leading operating and financial results.

Mark W. Kowlzan

Chief Executive Officer

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Boise’s common stock described in this news release has not commenced. At the time the tender offer is commenced, PCA will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) and Boise will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Boise’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.